July 15, 2019

VIA EDGAR AND EMAIL

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intercorp Financial Services Inc.
Registration Statement on Form F-1
Filed July 3, 2019
File No. 333-232554

Ladies and Gentlemen:

On behalf of our client, Intercorp Financial Services Inc. (the “Company” or “IFS”), we are responding to the comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 11, 2019 (the “Comment Letter”) relating to the Company’s Registration Statement on Form F-1 filed with the Commission on July 3, 2019 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting pre-effective amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter to address the Staff’s comments with revised disclosure.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on the information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement.

Cover Page

1. Revise your cover page to separately state the amount of securities offered by NWI Emerging Market Fixed Income Master Fund Ltd. (“EMFI”) and Intercorp Peru. Please also disclose the amount of securities that you or Interbank will sell in the event the underwriter’s over-allotment option is and is not exercised. Refer to Item 501(b)(2) of Regulation S-K for guidance. Please make conforming revisions throughout your prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised the cover page of the Registration Statement and made revisions to the Offering section of the Summary on page 29 and to the Underwriting section on page 311 of the Registration Statement in response to the Staff’s comment. The Company further advises the Staff that the entire overallotment option is comprised solely of newly issued primary common shares to be offered by the Company.

Summary

Competitive Strengths

Digital Suite of products and services with rapidly increasing levels of adoption, page 10

2. Please disclose how you define cross-selling of products and how you compute cross- selling of products per customer.

RESPONSE: The Company respectfully advises the Staff that it has revised section “Digital Suite of products and services with rapidly increasing levels of adoption” on page 11 and on page 190 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 62

3. Please disclose the number of shares used in calculating As Adjusted equity accounts and total capitalization and how these number of shares reconcile to the total shares offered in the registration statement.

RESPONSE: The Company respectfully advises the Staff that it has revised page 63 of the Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 287

4. We note your revised selling shareholder disclosure. Please disclose whether EMFI is a broker-dealer or an affiliate of a broker-dealer. If EMFI is a broker-dealer, please revise to indicate that EMFI is an underwriter, unless it received its securities as compensation for investment banking services. In addition, if EMFI is an affiliate of a broker-dealer, please disclose if true, that EMFI purchased the shares being registered for resale in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these representations, please disclose that EMFI is an underwriter. Please also disclose EMFI’s address and any material relationship that it has had with you or your affiliates within the past three years. Refer to Item 9.D of Form 20-F for guidance.

RESPONSE: The Company respectfully advises the Staff that it has revised page 312 of the Registration Statement in response to the Staff’s comment based on EMFI informing the Company that it is not a broker-dealer or an affiliate of a broker-dealer.

Underwriting

Offering and Sale of Secondary Common Shares under Peruvian Law, page 313

5. We note your revised disclosure that the sale of secondary common shares in this offering “will be undertaken pursuant to an offer-for-sale mechanism under Peruvian law by means of a public offering directed exclusively to institutional investors in Peru.”

Please revise to quantify the secondary shares to which this applies given your disclosure elsewhere that you are treating the sale of Interbank’s shares as treasury shares, disclose all material features of this mechanism in your prospectus, and disclose the material impacts for public investors in this offering, including with respect to allocation and/or pricing. For example, if true, disclose that not all 10.35 million common shares being registered will be immediately available to all investors and that all shares being registered hereby will be sold at the same price, and outline how this mechanism will impact the “negotiations among the company, the selling shareholders and the representatives of the underwriters” to determine the initial public offering price, if at all. Please make conforming revisions throughout your prospectus where appropriate, including but not limited to your cover page which states that this offering “will not be subject to Peruvian laws applicable to public offerings in Peru.” We may have additional comments after reviewing your response.

RESPONSE: The Company respectfully advises the Staff that it has revised page 312 of the Registration Statement and made additional revisions to the cover page of the prospectus and pages 29 and 288 in response to the Staff’s comment. Furthermore, the Company confirms that the entire amount of the offering consisting of 9,000,000 of firm common shares and 1,350,000 of optional common shares will be available to investors at the same public offering price in connection with the underwritten public offering.

We thank you for your attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please contact me at (212) 848-5009.

Very truly yours,

/s/ Antonia E. Stolper
Antonia E. Stolper

cc:	Christopher Dunham – Staff Attorney
Erin Purnell – Staff Attorney
Michaela Casassa Ramat – Chief Financial Officer, IFS
Juan Antonio Castro Molina – General Counsel, IFS
Juan Francisco Mendez – Simpson Thacher & Bartlett LLP

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